Firsthand Technology Value Fund, Inc.
150 Almaden Blvd., Ste. 1250
San Jose, CA 95113

January 24, 2014

BY HAND DELIVERY
VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549-8626

Re:	Firsthand Technology Value Fund, Inc. – Preliminary Proxy Statement On Schedule 14A Filed by Bulldog Investors, LLC

Ladies and Gentlemen:

Firsthand Technology Value Fund, Inc. (the “Registrant”) submits this letter in response to a preliminary proxy statement on Schedule 14A (“Proxy Statement”) filed with the Securities and Exchange Commission (“Commission”) on January 17, 2014 by Bulldog Investors, LLC (“Bulldog Investors”). In the Proxy Statement, Bulldog Investors states that a shareholder affiliated with it intends to present a proposal to terminate the investment management agreement between the Registrant and Firsthand Capital Management, Inc. (“FCM”), the Registrant’s current investment adviser. The Proxy Statement, however, discloses very little about the basis for the proposal, stating merely that the “Fund’s long-term performance has been poor and FCM’s compensation is excessive.”

The Registrant believes that the disclosure in the Proxy Statement concerning the proposal to terminate FCM is false and misleading in light of the circumstances under which it is made and, therefore, violates Rule 14a-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Bulldog Investors has not disclosed in the Proxy Statement its true intentions in seeking to have FCM terminated: i.e., that it intends to have itself appointed or elected as the Registrant’s next investment adviser, and thereafter, to use the Registrant as another tool in its overall strategy to increase assets under management by aggressively pursuing closed-end funds for personal gain.  Bulldog Investors’ failure to disclose these facts in its Proxy Statement constitutes a material omission that makes the Proxy Statement materially misleading.

As noted in a no-action letter submitted to the Commission staff on January 15, 2014 on behalf of Registrant, there is ample evidence of Bulldog Investors’ overall intentions in pursuing the Registrant.  As indicated in that letter, in an interview with eFinancialCareers conducted last year, Phillip Goldstein, a principal of Bulldog Investors, in commenting on the opportunity to oust FCM as Registrant’s investment adviser, stated (in referring to Kevin Landis, FCM’s principal), “[i]f we can get rid of him, we’ll run [the Registrant].”  A link to an article, entitled “Bulldog’s Phillip Goldstein plans to revive failing fund if ‘incompetent’ Kevin Landis is ousted,” where Mr. Goldstein makes this declaration is:

http://news.efinancialcareers.com/us-en/142595/bulldogs-phillip-goldstein-plans-to-revive-failing-fund-if-incompent-kevin-landis-is-ousted/

U.S. Securities and Exchange Commission
January 24, 2014

As also noted in the January 15, 2014 letter, Bulldog Investors’ strategy in targeting other closed-end funds in recent years strongly suggests that it will seek to have itself appointed or elected as the Registrant’s next investment adviser if FCM were terminated.  As noted in that letter, the recent history of Special Opportunities Fund, Inc. (“SOF”) and Liberty All Star Equity Fund (“LASF”) provide good evidence of Bulldog Investors’ use of this strategy.  In the case of SOF, the letter observed that while a proposal put forth by Mr. Goldstein and Bulldog Investors in 2009 to terminate the investment advisory agreement between Insured Municipal Income Fund, Inc. (“IMIF”) and its adviser did not pass, Mr. Goldstein and his colleagues gained control of the board of IMIF and appointed Bulldog Investors as investment adviser to IMIF, which later changed its name to Special Opportunities Fund, Inc. and changed its investment strategy from a municipal bond fund to an activist fund with a similar strategy as other Bulldog Investors’ clients. In the case of LASF, the letter noted that while Mr. Goldstein’s proposal in 2013 was titled only as a proposal to terminate the investment management agreement with LASF’s current investment adviser, the statement in support of the proposal made it clear that Mr. Goldstein’s intent was to engage Bulldog Investors as the interim adviser.

In addition to the foregoing, the Registrant believes that Bulldog Investors’ failure to disclose the steps it intends to take to find a replacement investment adviser if FCM were removed is itself a material omission that makes the Proxy Statement misleading. This is particularly the case in light of Mr. Goldstein’s previous statement of wanting to get rid of Registrant’s investment adviser and “run it,” as well as Bulldog Investors’ past history of imposing itself as investment adviser in similar circumstances.  In addition, the need for disclosure of next steps becomes pressing when one considers that if FCM’s investment management agreement were terminated, the Registrant would enter a period of being unmanaged because FCM would be unwilling to serve as the Registrant’s interim investment adviser pursuant to Rule 15a-4 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  In these circumstances, the Registrant submits that disclosure of next steps would be material to a reasonable shareholder of Registrant in evaluating Bulldog Investors’ proposal to remove FCM.  For this investor, having this information would significantly alter the total mix of information available to it in evaluating the proposal and in how it might cast its vote.

We also note that Bulldog Investors’ Proxy Statement omits, in Mr. Goldstein’s biographical information, his position as a director of ASA Gold and Precious Metals Limited (“ASA”), which is a publicly traded closed-end investment company.  The importance of that omission is compounded by the on-going litigation among the Registrant and ASA and Mr. Goldstein, which we believe raises various conflicts of interest for him.

Based on the foregoing, the Registrant believes that the Proxy Statement as submitted to the Commission should not be approved in this form, and that the Commission should require that the Proxy Statement be amended to disclose Bulldog Investors’ intentions to be appointed or elected as next investment adviser to the Registrant if the proposal to terminate FCM were successful or the steps it intends to take to find a replacement investment adviser in such case.  If the Commission staff has any questions concerning the foregoing, you may contact the undersigned at kelvin@firsthandcapital.com or (408) 624-9531.

Sincerely,

Kelvin Leung

LEGAL_US_W # 77534900.2